JMP Securities LLC
Statement of Financial Condition (Confidential)
December 31, 2018

Assets	
Cash and cash equivalents	$ 43,216,348
Marketable securities owned, at fair value	8,921,512
Investment banking fees receivable, net (allowance for doubtful accounts of $380,000 at December 31, 2018)	6,647,009
Receivable from clearing broker	1,121,139
Due from affiliates	5,619,467
Other assets	2,262,260
Total assets	$ 67,787,735
Liabilities and Member's Equity	
Liabilities	
Marketable securities sold, but not yet purchased, at fair value	4,626,081
Accrued compensation and benefits	32,525,718
Accounts payable and accrued expenses	2,124,414
Due to affiliates	193,903
Payable to broker-dealers	17,718
Deferred compensation liability	2,605,659
Total liabilities	42,093,493
Liabilities subordinated to claims of general creditors (Note 6)	15,000,000
Commitments and contingencies (Note 8)	
Member's equity	10,694,242
Total liabilities and member's equity	$ 67,787,735

The accompanying notes are an integral part of these financial statements.